UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2025

Commission File Number: 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Resignation of a Director

On May 15, 2025, Dr. Ajay Kumar resigned from the Board of Directors (the “Board”) of Sify Technologies Limited (the “Company”) with immediate effect.  Dr. Kumar was an independent director, a member of the Board’s Audit Committee, and Chairman of the Board’s Compensation/Nomination and Remuneration Committee.  His resignation was not the result of any dispute or disagreement with the Company, its management, or the Board regarding the Company’s operations, policies, or practices. Dr. Kumar is assuming the position of Chairman, Union Public Service Commission pursuant to the order of the Hon’ble President of India and hence resigned from the position of independent director on the Board of the Company.

The Board is evaluating the appointment of another independent director to fill the vacancy on the Audit Committee and Compensation/Nomination and Remuneration Committee created by Dr. Kumar’s resignation.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2025
For Sify Technologies Limited

	By:	/s/ M P Vijay Kumar
		Name:	M P Vijay Kumar
		Title:	Executive director and Group Chief Financial Officer

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